January 11, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Jonathan Groff
Celeste M. Murphy

Re:	Yelp! Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 21, 2011
File No. 333-178030

Ladies and Gentlemen:

On behalf of Yelp! Inc. (“Yelp” or the “Company”), we are submitting this letter and the following information in response to a letter, dated December 30, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 17, 2011, and Amendment No. 1 to the Registration Statement on Form S-1, filed on December 21, 2011. We are also electronically transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement. We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 1 to the Registration Statement on Form S-1, filed on December 21, 2011, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	As of December 30, 2011 we have not received the supplemental materials referenced in your response to comment 4 from our letter dated December 14, 2011. Please submit these materials with your next response.

The Company acknowledges the Staff’s comment and understands that the Staff has now received the requested materials.

2.

We have reviewed your response to comment 6 from our letter dated December 14, 2011 and your revised disclosure. Because removed reviews are not currently available to your users and filtered reviews are only available via a discrete link on a business’s page, do not count towards a business’s star rating and are filtered because they “may be offensive, biased, unreliable or otherwise unhelpful,” we believe these reviews provide limited value to current and prospective users as compared to reviews readily available on a business’s page. In each instance where you cite the more than 22 million reviews submitted, provide disclosure of the approximate number of reviews that have not been removed and are unfiltered as of September 30, 2011 or a date thereafter. We note that you were able to provide an aggregate approximation of the number of filtered reviews and reviews that were removed as of December 20, 2011. In the introductory portion of your prospectus summary make clear the differences between reviews available on a business’s page, filtered reviews and removed reviews.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to clarify that the 22 million review number is an aggregate number of total reviews submitted, including reviews that have been filtered and/or removed, and has disclosed the number of filtered and removed reviews on pages 2, 12, 46, 51, 54 and 79 of the Amendment. The Company has also added disclosure on page 1 of the Amendment to further clarify the differences between reviews available on a business’s page, filtered reviews and removed reviews.

Why Consumers Choose Yelp, page 3

3.	We note your response to comment 10 from our letter dated December 14, 2011. Please add disclosure to inform the reader that the pie charts are based upon all contributed reviews and, therefore, include businesses that only received reviews that were filtered or had been removed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 81 of the Amendment.

Why Local Businesses Choose Yelp, page 4

4.	Please supplement the statement that your advertising solutions “help local businesses reach new customers easily and affordably” by disclosing the range of rates you charge local businesses. We note that your website indicates “Yelp advertising packages typically range from $300 to $1,000 per month, depending on how aggressively [a business] want[s] to attract customers.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 83 of the Amendment.

5.	Per prior comment 16 from our letter dated December 14, 2011, and your response to same, please expand your disclosure to specify by what metric you designate a user to be a frequent user and how many times a month, for example, such a user would have to use your “solutions,” in order to be designated as such. Further disclose how, with this information, you increase “[y]our ability to attract users and advertisers and increase the frequency with which they use [y]our website and mobile app.” as discussed on page 23. For example, if you provide potential advertisers with information regarding the frequency with which users rely upon your site disclose that fact.

The Company respectfully advises the Staff that it had previously revised the disclosure throughout the Amendment to clarify that “engagement” refers to the activity by all users on the Yelp platform, including new and repeat users. The Company believes that the most useful measure of user activity is the number of average monthly unique visitors, and it accordingly has disclosed this number for each period presented in the Amendment. The Company does not track the frequency with which particular users visit its website or utilize its mobile app, and as such, does not ascribe a frequency designation to users. While potential advertisers may purchase local advertising plans and purchase a specified number of impressions, the Company makes no commitments with respect to visitor frequency.

Increased aggregate user activity facilitates the network effect that strengthens the Company’s value proposition to both advertisers and consumers on multiple levels. As the number of unique visitors on the Yelp website increases, so too does the number of opportunities that the Company has to deliver relevant advertising, which in turn makes the Company’s advertising solutions more attractive to local businesses. Similarly, the more reviews and other content that are available to consumers on the Yelp platform, the more likely consumers will find the information they are looking for in order to make decisions about the businesses they patronize. The Company believes that consumers who find the information they are looking for in a single instance are more likely to use the Yelp platform in subsequent instances, especially to the extent that the content they rely on is perceived to be helpful. The Company also believes that consumers who benefit from the content on the Yelp platform are more likely to become contributors themselves because they may be inclined to reflect upon their own personal experiences in light of the information on the Yelp platform that initially influenced them. More consumers contributing increases the breadth, depth and reliability of the content available on the platform, and in turn, the value proposition of the platform to consumers.

Risk Factors, page 15

6.	Per prior comments 17 and 18 from our letter dated December 14, 2011 please address the risks involved with the perception that the utility of your site is limited to restaurant and shopping reviews in a standalone risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amendment.

If we fail to generate and maintain sufficient high quality content..., page 17

7.	We note deletion of the term “up-to-date.” Please revise to specifically address how dated reviews that may be considered of little continued relevance affect the desirability of your services. Disclose whether you phase out dated reviews via filter or otherwise and, if so, describe material risks that stem from that practice.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amendment. The Company supplementally advises the Staff that it does not phase out dated reviews via filter or otherwise and the Company has added disclosure to that effect on page 17 of the Amendment.

Our business depends on a strong brand ..., page 17

8.

We note your response to prior comment 20 from our letter dated December 14, 2011. Disclose the content provided by Community Managers and note that the employee designation is not contained on individual reviews. On a supplemental basis, please provide us with screen shots of the Ambassador badge of each category of Community Manager content, showing how the badge would display on each category, if at all. We note that it appears that the Ambassador designation is not included on individual reviews, but that a user must click through to the contributor’s profile to see the employee designation. Disclose how the risk of reduced credibility of reviews may be affected by this Community Manager content and mode of designation.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment. In addition, the Company supplementally advises the Staff that the Ambassador designation only appears on a Community Manager’s profile page. The Company is supplementally providing a copy of a screen shot of a Community Manager’s profile page (with the badge highlighted) and a screen shot that shows the disclosure about the ambassador badge that comes up when a user runs his mouse over the badge image.

Our business could suffer if the jurisdictions in which we operate change the way..., page 22

9.	We note your responses to comments 25, 26 and 27 from our letter dated December 14, 2011. Please revise to disclose with specificity what information you collect from your users, how you use this information, both internally and for the benefit of advertisers, and whether you distribute user information to outside parties including advertisers. If you do distribute user information to outside parties, disclose what information you disseminate.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment.

10.	In addition, describe how the Federal Trade Commission Act applies to your business and how your current business practices comply with its various provisions. Specifically address relevant rules regarding the use of personal information.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment.

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations..., page 28

11.	Revise the disclosure added in response to comment 31 from our letter dated December 14, 2011 to make clear what you mean by the statement “[w]hile the promotional value of a Yelp Deal typically ends one year after the date of purchase, the purchase value of the Yelp Deal does not expire.” Specifically address whether your current expiration policy would comply with the Credit Card Act of 2009 and related state law if those laws were held to cover Yelp Deals. Disclose whether you are obligated to refund all or any portion of the purchase price of a Yelp Deal when the offering merchant is unwilling or unable to perform. If you are so obligated, disclose that you are unable to quantify the total amount of unredeemed Yelp Deals.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amendment.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 49

Overview, page 49

12.	In response to comments 39 and 40 from our letter dated December 14, 2011 you removed the statements “[w]e do not expect to be profitable in the near term as we continue to invest in our future growth” and “[w]e anticipate that our operating expenses will increase substantially in the foreseeable future...” Given the materiality of these statements, deletion appears inappropriate. Please revive these statements or explain how circumstances have changed since your initial filing. To the extent that you cannot further clarify the time period during which you expect to remain unprofitable or quantify expected increased operating expenses, disclose the factors which mitigate your ability to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Amendment.

13.	Please expand your bullet-point discussion under “Growth,” specifying the drivers of the network effect, including, but not limited to, the specific activities and venues in which the Community Manager performs his or her primary responsibilities. For example, please disclose what community events the Community Manager plans and executes and how the Community Manager identifies consumers and contributors with whom to meet and the distinction between consumers and contributors and the business purpose of such meetings. List the types of civic events attended by the Community Manager, where local newsletters promoting local business within the community are published, etc.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 of the Amendment.

Key Metrics, page 53

14.	We note your response to comment 41 from our letter dated December 14, 2011. We continue to believe, however, that information regarding churn or renewal in your advertising customer base and the amount of advertising revenues attributable to the various industry groups represented on your site constitute material metrics.

•

With regard to renewal of your advertising customer base, we note that your advertising products generally have terms of “three, six or 12 months.” We further note that as a result of your revenue recognition policies “a significant portion of the revenue [you] report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact [your] revenue in that quarter but will negatively affect [your] revenue in future quarters.” Therefore, information regarding renewal or churn rates in conjunction with new sales during a fiscal period provides important information on recent performance that might not otherwise be captured in your financial results.

•	With regard to the industry source of advertising revenues, the amended registration statement suggests that a disproportionate number of reviews focus on restaurants and shopping. Disclosure of the revenues attributable to the various industry groups represented on your site allows investors to objectively evaluate the attractiveness of your advertising solutions across industries that may feature fewer reviews. In this regard we note your belief that “Yelp reviews are core to the Yelp experience and a key point of differentiation from competing services.”

Please revise to provide the requested metrics.

In response to the Staff’s comment regarding renewal of the Company’s advertising base, the Company respectfully reiterates its view that the most informative metric to evaluate its local advertising business is the total number of paying advertisers, or Active Local Business Accounts, which is disclosed for all periods presented in the Amendment. The Company provides these businesses with multiple ways to advertise, and, depending on their objectives, the businesses may choose to advertise on the Company’s platform for less than a month or only a few months in a given year and may switch between the Company’s various flexible advertising products. As a result, intermittent advertising is not uncommon, and classifying advertisers as renewing or non-renewing, or in similar binary ways, is of limited analytical value and potentially misleading. In considering the Staff’s suggestion about the potential benefit of information regarding existing advertisers in conjunction with new advertisers for a given fiscal period, the Company analyzed its Active Local Business Accounts for the quarter ended September 30, 2011. Based on this analysis, the Company supplementally advises the Staff that, of the 19,428 total Active Local Business Accounts for that quarter, 12,454, or approximately 64%, were existing advertisers from which the Company had recognized local advertising revenue in the immediately preceding 12-month period, and 6,974, or approximately 36%, were advertisers from which the Company had not recognized any local advertising revenue in the immediately preceding 12-month period.

In response to the Staff’s comment on revenues attributable to the various industry groups represented on the Company’s site, the Company has revised the disclosure on pages 4 and 82 of the Amendment.

Results of Operations, page 57

15.	The revisions made in response to comment 45 from our letter dated December 14, 2011 do not adequately address the referenced trends. Revise further to describe fully the impact of the Yelp Deals strategy shift. Make clear whether you plan to deemphasize this aspect of your business and if you expect growth attributable to Yelp Deals to slow. In addition, disclose whether you expect continued increases in domestic sales and marketing expenses in addition to the elevated expenses abroad.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amendment.

Why Consumers Choose Yelp, page 80

16.

Due to your stated belief that the length and detail of a typical business review is a significantly more important differentiating factor of your site, you removed the reference to “the average number of reviews per business”. We note, however, that the star ratings attached to reviewed businesses appear to constitute an important aspect of your site, the usefulness of which hinges, at least partially, on a critical mass of reviews. We further note your response to comment 37 which suggests that a growing number of relevant perspectives regarding a reviewed business facilitate the network effects cited throughout the prospectus. In accordance with comment 48 from our letter dated December 14, 2011, please revise to disclose the average number of reviews per business. In the alternative, disclose the number of businesses which received reviews as of September 30, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amendment.

Platform Expansion, page 85

17.	We note your response to comment 49 from our letter dated December 14, 2011, but disagree that the requested discussion would not be useful to investors. Throughout the prospectus, including on pages 7, 37, 51 and here, you underscore the importance of monetizing your mobile platform and highlight the risk of failing to do so. Your mobile app. is currently available and constitutes a significant means through which users access your service. Per prior comment 49, discuss the relevant tradeoffs between user experience and monetizing your mobile app. via advertising and disclose generally if and when you expect to be able to generate meaningful mobile app. based revenues. Please also discuss impediments to attracting advertisers on this platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 85 of the Amendment to incorporate additional disclosure regarding the relevant tradeoffs between user experience and monetizing the Company’s mobile application and the impediments to attracting advertisers on this platform. However, the Company respectfully advises the Staff that it has no current firm plans or timetable with respect to monetization of its mobile application (other than Yelp Deals) or when the Company might generate meaningful revenue from this platform, if ever. The Company has disclosed this uncertainty on page 85 of the Amendment.

Products, page 88

Local Business, page 88

18.	The disclosure added in response to comment 52 from our letter dated December 14, 2011 indicates that you verify an individual’s affiliation with a business via an automated telephone verification process. In your response, describe this process in detail and how it ensures accurate verification.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 88 of the Amendment.

Executive Compensation, page 103

2010 Summary Compensation Table, page 111

19.	The salaries disclosed for Messrs. Wilson and Herman conflict with the information provided on page 106. In addition, because Mr. Nachman’s bonus was earned during

2009 it does not appear that it should have been reported as fiscal year 2010 compensation. See Regulation S-K Item 402(c)(2)(iv). Please explain.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as indicated on page 106 of the Amendment, Messrs. Wilson and Herman each received an increase in his base salary during 2010. These increases were effective July 1, 2010, while the increase for Mr. Nachman was effective on January 1, 2010. Furthermore, the Company advises the Staff that the information provided on page 106 of the Amendment has been updated to reflect 2010 and 2011 salary information.

In response to the Staff’s comment, the Company has removed Mr. Nachman’s bonus from the 2010 compensation disclosed in the Summary Compensation Table. The decision to grant Mr. Nachman’s bonus was made in 2010 based on services performed in 2009, but was entirely discretionary. The bonus payment was not made pursuant to any specific bonus plan with performance measures that could be measured throughout 2009. Accordingly, the Company included it in the Summary Compensation Table for 2010 in order to present a complete picture of all compensation paid to Mr. Nachman during that year.

Consolidated Financial Statements, page F-1

8. Commitments and Contingencies, page F-17

20.	We note in your response to comment 58 of our letter dated December 14, 2011 that your fiscal 2010 financial statements were originally issued on November 17, 2011. Please tell us when these financial statements and the related interim period financial statements were available to be issued. In this regard, with respect to each set of financial statements, tell us when they were prepared in a form and format that complies with GAAP.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the guidance within ASC 855-10-S99-2 in evaluating when the fiscal 2010 financial statements and the related interim period financial statements were available to be issued and determined that date to be November 17, 2011. The Company concluded that its fiscal 2010 financial statements and the related interim period financial statements were both issued and available for issuance on the same day, as this was the first day they were available for distribution for general use and reliance in a form and format that complied with generally accepted accounting principles (GAAP) and was the date that the Company’s independent registered public accounting firm completed their audit of the fiscal 2010 financial statements and issued their audit opinion thereon. The Company further supplementally advises the Staff that neither the fiscal 2010 financial statements nor the interim financial statements for any interim period within 2010 were distributed, or available for distribution, prior to November 17, 2011.

* * *

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Rob Krolik, Yelp! Inc.
Laurence Wilson, Yelp! Inc.

Craig Jacoby, Cooley LLP
Kenneth L. Guernsey, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tim de Kay, Deloitte & Touche LLP